Delisting Determination, The Nasdaq Stock Market, LLC, September 8, 2023, Nymox Pharmaceutical Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Nymox Pharmaceutical Corporation, effective at the opening of the trading session on September 18, 2023. Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staff determination on January 4, 2023.
On January 9, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on February 23, 2023. On March 14, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. On July 5, 2023, the Panel issued a delist determination as the Company was not able to demonstrate compliance within the discretionary period pursuant to Listing Rule 5815(c)(1)(A). Suspension of trading in the Company shares was effective at the open of business on July 7, 2023. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on August 21, 2023.